CHINA SKY ONE MEDICAL, INC.
Executive Committee Charter

(Adopted by the Board of Directors on February 22, 2008, by written unanimous consent)

I. Membership

The Executive Committee (the “Committee") of the Board of Directors ("Board") of China Sky One Medical, Inc. (the "Company") shall consist of not less than three nor more than __________ members of the Board. Each Committee member shall be appointed by the Board and shall serve until a successor shall be appointed by the Board. In the event any member of the Committee shall cease to be a director of the Company, the vacancy thus created shall be filled by the Board. The Board shall designate one of the Committee members as chairman ("Chairman") who shall preside over meetings of the Committee and report Committee actions to the Board.

II. Meetings and Other Actions

The Committee shall act only in the intervals between meetings of the Board and shall hold meetings as necessary. Meetings shall be held when called by the Chairman or in his or her absence or disability by any Committee member, the call to be communicated orally or in writing to each member of the Committee at least two hours before the hour fixed for the meeting. The actions taken at any meeting of the Committee, however called and noticed and wherever held, shall be as valid as though taken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to hold such a meeting or an approval of the minutes of the meeting. All such waivers, consents or approvals shall be made a part of the minutes of the meeting.

A majority of the members serving on the Committee shall constitute a quorum for the transaction of business. Meetings shall be held at the principal offices of the Company or as directed by the Chairman.

The Company's Secretary shall appoint an appropriate person to keep regular minutes of all Committee proceedings. The minutes of each meeting shall be submitted to a subsequent meeting of the Board held within the following quarterly calendar period.

Unless otherwise provided in this Charter, the meetings and any other actions of the Committee shall be governed by the provisions of the Bylaws of the Company applicable to meetings and actions of the Board.

China Sky One Medical, Inc.
Executive Committee Charter

III. Duties and Responsibilities

The Committee shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, including, without limitation, the power to authorize or take such other actions relating to the issuance of securities of the Company, except with respect to:

(1)	The approval of any action for which the Nevada General Corporation Law also requires shareholders' approval or approval of the outstanding shares;

(2)	The filling of vacancies on the Board or in any committee;

(3)	The fixing of compensation of the directors for serving on the Board or on any committee;

(4)	The amendment or repeal of Bylaws or the adoption of new Bylaws;

(5)	The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(6)	A distribution to the shareholders of the Company except at a rate or in a periodic amount or within a price range determined by the Board; or

(7)	The appointment of other committees of the Board or the members thereof.

The Committee shall be subject at all times to the control of the Board which shall have the power to revise or alter any action taken by the Committee; provided, however, that no rights of third parties shall be affected thereby.